Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of MAY 2024	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

31ST ANNIVERSARY OF NATUZZI LISTING ON THE NEW YORK STOCK EXCHANGE. NEW DATA ON BRAND STRENGTH IN US AND CHINA UNVEILED

Santeramo in Colle, Bari, Italy – May 13th is the anniversary of the Natuzzi listing on the New York Stock Exchange, with an uninterrupted presence of 31 years in the largest stock exchange market.

Since the Company’s initial public offering in 1993, the world has experienced profound changes, which led Natuzzi to evolve from a manufacturer, focused on the entry-level of the market, to a globally recognized brand, with legitimacy in the medium to high-end segments, whose collections are distributed through stores and qualified galleries in collaboration with strategic partners worldwide.

The Natuzzi brand now enjoys significant global awareness and recognition, particularly in markets such as the US and China, which are pivotal for future growth. A recent survey, released in April 2024 by an independent market research company and involving more than 3,000 consumers, reaffirmed the strength of the Natuzzi brand in these regions:

•
US: Natuzzi is the 6th brand in terms of unaided awareness among all furniture brands (National and International). Natuzzi is the 1st brand among European brands, with an awareness which is 3 times higher than the subsequent European high-end brand.
•
China: Natuzzi is the 5th brand in terms of unaided awareness among all furniture brands (National and International). Natuzzi is the 1st brand among European brands, with an awareness which is 30% higher than the subsequent European high-end brand.

The strength of Natuzzi brand in the key geographies for future development, the global network of stores and galleries, the retail and commercial capabilities recently developed, and the enduring trust of dealers and final clients who have relied on Natuzzi for decades, are the key pillars upon which the Company intends to build its future growth.

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be expressed in a variety of ways, including the use of future or present tense language. Words such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning may signify forward-looking statements. These statements involve inherent risks and uncertainties, as well as other factors that may be beyond our control. The Company cautions readers that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: effects on the Group from competition with other furniture producers, material changes in consumer demand or preferences, significant economic developments in the Group’s primary markets, the Group’s execution of its reorganization plans for its manufacturing facilities, significant changes in labor, material and other costs affecting the construction of new plants, significant changes in the costs of principal raw materials and in energy costs, significant exchange rate movements or changes in the Group’s legal and regulatory environment, including developments related to the Italian Government’s investment incentive or similar programs, the duration, severity and geographic spread of any public health outbreaks (including the spread of new variants of COVID-19), consumer demand, our supply chain and the Company’s financial condition, business operations and liquidity, the geopolitical tensions and market uncertainties resulting from the ongoing armed conflict between Russia and Ukraine and the Israel-Hamas war and the inflationary environment and increases in interest rates. The Company cautions readers that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual

Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. With a global retail network of 678 mono-brand stores and more than 600 galleries as of December 31, 2023, Natuzzi distributes its collections worldwide. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

Contacts:

Natuzzi Investor Relations

Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giancarlo Renna (Communication Manager) | tel. +39. 342.3412261 | grenna@natuzzi.com
Barbara Colapinto | tel. +39 331 6654275 | bcolapinto@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	May 14, 2024	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi